SVRN Acquires FastNEAR, Expanding Its Role Operating Essential NEAR Infrastructure

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SVRN, Inc.

Oct 08, 2026, 16:15 ET

The company's first acquisition as SVRN, Inc. brings in a core provider of network access and data services, along with its founding engineers, and deepens its participation in the NEAR ecosystem.

NEW YORK, Oct. 8, 2026 /PRNewswire/ -- SVRN, Inc. (NASDAQ: SVRN) today announced that it has acquired FastNEAR, a provider of the RPC (Remote Procedure Call) infrastructure that applications on NEAR Protocol use to read information from the network and submit transactions to it. FastNEAR is now a wholly owned subsidiary of SVRN, and its co-founders, Evgeny Kuzyakov and Mike Purvis, have joined the company. Financial terms were not disclosed.

Most people who use a digital wallet or application never see the systems behind it. When a wallet displays a balance, a developer looks up a past transaction, or an application submits a payment, the request goes to servers that hold a current copy of the network and respond on its behalf. FastNEAR operates those systems for a large share of NEAR: a fleet of servers handling requests to read from and write to the network, archival infrastructure that stores its complete transaction history, and NEARDATA, a key data feed used by developers. FastNEAR serves more than 3.5 billion requests a month with more than 100 terabytes of data, powering the NEAR ecosystem.

SVRN's treasury gives shareholders exposure to NEAR, and the company has steadily expanded its strategies beyond management of its digital assets to actively operating the NEAR network and advancing the ecosystem. SVRN stakes its treasury with validators that secure the network, and it participates in NEAR's governance, including co-authoring the program approved in February 2026 that pays MPC (multi-party computation) node operators for their performance. Acquiring FastNEAR extends that participation to the services NEAR's developers use every day. It also adds an operating business with an established customer base whose value is distinct from the price of NEAR.

FastNEAR's services will continue without interruption for existing customers. SVRN intends to invest in the reliability and capacity of FastNEAR's infrastructure and to build additional products and services on it.

"Everything built on NEAR depends on infrastructure most people never see," said Sal Ternullo, Chief Executive Officer of SVRN. "When a wallet shows a balance or an application submits a transaction, something has to answer, quickly and correctly, every time. FastNEAR has done that for a large share of the ecosystem, run by a small team that kept its prices low because it wanted the network to grow. Operating that infrastructure puts us close to real demand. We can see where usage is growing and what developers need that doesn't exist yet. That knowledge will shape where we invest next, and FastNEAR is the first of several steps we plan to take to drive adoption of NEAR's products."

About SVRN

SVRN, Inc. (NASDAQ: SVRN) exists to keep individuals in control of their assets, data, and AI agents acting on their behalf. Its work centers on NEAR Protocol, the open infrastructure for the agentic economy. SVRN's strategy comprises actively managing a digital asset treasury anchored by NEAR, driving commercial adoption of NEAR's products, and backing, building, and acquiring ventures serving its mission. For more information, visit www.svrn.net.

About FastNEAR

FastNEAR provides the RPC, archival, and data infrastructure that wallets, applications, and developers use to read from and write to NEAR Protocol, serving more than 3.5 billion requests a month across the ecosystem. Co-founded by Evgeny Kuzyakov and Mike Purvis, FastNEAR operates as a wholly owned subsidiary of SVRN, Inc. For more information, visit fastnear.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by use of words such as "expect," "intend," "plan," "anticipate," "believe," "target," "will," and similar expressions. These include statements regarding the integration of FastNEAR and the continuity of its services and personnel; SVRN's plans to invest in FastNEAR's infrastructure and to develop additional products and services; SVRN's plans for future investments and initiatives, and the role it expects the acquisition to play in informing them; the expected benefits of the acquisition to SVRN, its shareholders, and the NEAR ecosystem; SVRN's continued participation in NEAR governance; and beliefs regarding infrastructure development for the agentic economy.

These forward-looking statements involve known and unknown risks, uncertainties, and other factors, many beyond the company's control, that may cause actual results to differ materially. Important factors include: the company's ability to integrate FastNEAR, retain its personnel and customers, and operate its infrastructure reliably and securely; the costs of maintaining and expanding that infrastructure; the company's ability to identify, fund, execute, and realize the expected benefits of future investments and initiatives; competition in blockchain infrastructure and developer services; the market price and volatility of NEAR and the concentration of the company's assets in a single digital asset; risks relating to staking, custody, and counterparty arrangements; the company's ability to convert pilots and partnerships into commercial deployments or revenue; the company's limited operating history following the divestiture of its shipping operations; the company's ability to complete audit and internal control remediation and file its delayed Annual Report on Form 20-F for fiscal 2025; continued development, security, and adoption of NEAR Protocol; changes in law or regulatory treatment of digital assets; the company's ability to maintain Nasdaq listing compliance; and other risks described in filings with the U.S. Securities and Exchange Commission, including risk factors in the most recent Annual Report on Form 20-F and Report on Form 6-K furnished May 19, 2026, available at www.sec.gov.

The company undertakes no obligation to update or revise any forward-looking statements except as required by applicable law.

SOURCE SVRN, Inc.